UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

New Peoples Bankshares, Inc.

(Name of Issuer)

Common Stock, par value $2.00 per share

(Title of Class of Securities)

64801P101

(CUSIP Number)

December 28, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64801P101

(1)	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only). Richard G. Preservati and N. Karen Preservati are filing this Schedule 13G as a group.
(2)	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 3,589,999(1)
(6) Shared Voting Power 0.0
(7) Sole Dispositive Power 3,589,999(1)
(8) Shared Dispositive Power 0.0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,589,999(1) shares owned by the group *
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 16.02%
(12)	Type of Reporting Person (See Instructions) IN (for each member of the group)

(1)	Includes 506,666 common stock warrants.

Item 1 (a).	Name of Issuer

New Peoples Bankshares, Inc. (the “Company”)

Item 1 (b).	Address of Issuer’s Principle Executive Offices

67 Commerce Drive
Honaker, VA 24260

Item 2 (a).	Name of Person Filing

Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, Richard G. Preservati and N. Karen Preservati are filing this Schedule 13G as a group. The Joint Filing Agreement of Richard G. Preservati and N. Karen Preservati is attached hereto as Exhibit A.

Item 2 (b).	Address of Principle Business Office or, if none, Residence

P.O. Box 1003
Princeton, WV 24740

(for each member of the group)

Item 2 (c).	Citizenship

United States of America (for each member of the group)

Item 2 (d).	Title of Class of Securities

Common Stock, par value $2.00 per share

Item 2 (e).	CUSIP Number

64801P101

Item 3.	If this statement is filed pursuant to sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

3,589,999(1) shares of Common Stock

(b)	Percent of class:

16.02%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

3,589,999(1) shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

0.0

(iii)	Sole power to dispose or to direct the disposition of:

3,589,999(1) shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

0.0

Item 5.	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More that Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

In lieu of a separate exhibit, please see Item 2(a).

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	Includes 506,666 common stock warrants.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2013	By:	/s/ Richard G. Preservati
Richard G. Preservati

Dated: January 3, 2013	By:	/s/ N. Karen Preservati
N. Karen Preservati

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing by each of them of Amendment No. 1 to Schedule 13G with respect to the shares of Common Stock, par value $2.00 per share, of New Peoples Bankshares, Inc. beneficially owned and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement on the date set forth beside their respective names.

Dated: January 3, 2013	By:	/s/ Richard G. Preservati
Richard G. Preservati

Dated: January 3, 2013	By:	/s/ N. Karen Preservati
N. Karen Preservati